Oglethorpe Power Corporation
2100 East Exchange Place
PO Box 1349
Tucker, GA 30085-1349
phone 770-270-7600
fax 770-270-7872
An Electric Membership Cooperative

December 19, 2008

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Mail Stop 3561

Attn:   Mr. Andrew Mew, Accounting Branch Chief

Mr. Scott Stringer, Staff Accountant

Re:          Oglethorpe Power Corporation

Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended September 30, 2008

File No. 033-07591

Dear Messrs. Mew and Stringer:

Oglethorpe Power Corporation (an Electric Membership Corporation) (“Oglethorpe”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated December 4, 2008 (the “Comment Letter”) pertaining to the above-referenced periodic reports of Oglethorpe.  Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 2. Fair Value of Financial Instruments — Rocky Mountain Transactions

1.   Comment:

In connection with the sale-lease back of your undivided interests in Rocky Mountain, we note that you entered into a payment undertaking agreement with a third party financial institution.  We also note that you did not reflect the payment undertaking agreements, the corresponding lease obligations or the payments of rent in your financial statements.  Tell us the business reasons behind the above payment undertaking.  Given the MD&A disclosures on page 43 that you remain liable for all rental payments under the Facility leases if the payment undertaker fails to make such payments, we are unclear how you determined that your lease obligations had been extinguished.  Explain to us your GAAP basis for not reflecting the related obligations and the payment undertaking agreements in your financial statements.  Refer to paragraph 16 of SFAS 140.  If you relied on right of setoffs between the agreements and the lease obligations in their accounting, advise us what consideration you have given to paragraph 5 of FIN 39 in making that determination.

Response:  Oglethorpe’s wholly owned subsidiary entered into the payment undertaking agreements with a third party financial institution to, among other things, provide the primary means by which certain payments due under the Facility Leases would be paid to the lessors thereunder.  Such payment undertaking agreements were entered into to ensure timely receipt by the lessors of (i) the periodic rental payments due under the Facility Leases and (ii) a portion of the fixed purchase price of the undivided interests in Rocky Mountain at the end of the terms of the Facility Leases if Oglethorpe causes its wholly owned subsidiary to exercise its option to purchase these interests at that time (such payments being referred to herein as the “Payment Undertaking Payments”)(1).  Oglethorpe’s wholly owned subsidiary paid the third party financial institution approximately $641 million in connection with the third party financial institution’s obligation under the payment undertaking agreements to make such payments to the lessors.

Importantly, in the event that the third party financial institution fails to make a Payment Undertaking Payment, the lessors are contractually committed to use due diligence to collect such unpaid rent from the third party financial institution prior to pursuing Oglethorpe or its wholly owned subsidiary for such payments.  As a result, Oglethorpe and its wholly owned subsidiary’s obligation to make Payment Undertaking Payments can be described as follows:

•                  it is conditional upon the non-performance by the third party financial institution of its obligations under the payment undertaking agreements; and

•                  it does not arise until the lessors have, at a minimum, exercised due diligence to collect such unpaid rent from the third party financial institution.

As a result, the lessors are precluded from taking legal action against Oglethorpe and its wholly owned subsidiary until (i) a demand for payment is made against the party primarily liable for the Payment Undertaking Payments (i.e., the third party financial institution), (ii) such primarily liable party refuses to make such Payment Undertaking Payments and (iii) the lessors “pursue due diligence to collect such amounts from [such primarily liable party] prior to

(1) Please note that payments under the Facility Leases that are not covered by the payment undertaking agreements (i.e., those that are not Payment Undertaking Rental Payments) are reflected on Oglethorpe’s balance sheet.  See page 44 of Oglethorpe’s Form 10-K for the year ended December 31, 2007 (“The funding agreements and corresponding lease obligations are reflected on the balance sheets of RMLC and Oglethorpe as Deposit on Rocky Mountain transactions and Obligation under Rocky Mountain transactions (both $101 million at December 31, 2007)).

pursuing [Oglethorpe and/or its wholly owned subsidiary] for payment of such amounts under the Facility Lease[s].”(2)

Based on the foregoing, Oglethorpe believed, and continues to believe, that it and its wholly owned subsidiary have been “released from being the primary obligors” (emphasis added), as that phrase is used in paragraph 16 of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”), with respect to making Payment Undertaking Payments and, as a result, such liability (i.e., the Payment Undertaking Payments) has been extinguished and derecognized in Oglethorpe’s consolidated financial statements in accordance with SFAS No. 140.(3)

Finally, please note that Oglethorpe’s periodic SEC reports disclose what impact the payment undertaking agreements and the corresponding lease obligations would have on Oglethorpe’s balance sheet if they were treated as on-balance sheet items.(4)  In this regard, Oglethorpe would have recorded an asset and offsetting liability in the amount of $709 million on its balance sheet at December 31, 2007.  In addition, there would have been no net effect on Oglethorpe’s statements of operations or cash flows.

Form 10-Q for the period ended September 30, 2008

Notes to Financial Statements — Adoption of SFAS 157 “Fair Value Measurements”

2.   Comment:

We note that you transferred $46 million in auction rate certificates to level 3 assets.  Please tell us and disclose what caused you to transfer the assets from level 1 to level 3.  Please disclose the inputs and the information used to develop level 3 inputs.  Please tell us how you

(2) See Facility Lease Agreement, dated as of December 30, 1996, between SunTrust Bank, Atlanta, as Co-Trustee and Rocky Mountain Leasing Corporation, together with a Schedule identifying five other substantially identical Facility Lease Agreements.  (Filed as Exhibit 10.32.5 to Oglethorpe’s Form 10-K for the fiscal year ended December 31, 1996).

(3) Paragraph 16 of SFAS No. 140 provides that a liability has been extinguished, and may be derecognized, if “the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”  [Emphasis added.]

Please note that Oglethorpe entered into the payment undertaking agreements prior to the adoption of SFAS No. 140 and, as a result, made the above-referenced determination in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 125”).  Like paragraph 16 of SFAS No. 140, paragraph 16 of SFAS No. 125 provides that a liability has been extinguished, and may be derecognized, if “the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”  [Emphasis added.]

(4) See page 44 of Oglethorpe’s Form 10-K for the year ended December 31, 2007 (“If RMLC’s interests in the payment undertaking agreements and the corresponding lease obligations were reflected on the balance sheets of RMLC and Oglethorpe at December 31, 2007, both the Deposit on Rocky Mountain transactions and Obligation under Rocky Mountain transactions would have been higher by $709 million”).

determined that the assets were not impaired, when the securities mature and confirm you have the ability and intent to hold these securities to maturity.  In MD&A, please explain to readers how the lack of a liquid market impacted the valuation technique you used, how you factored the illiquidity into your fair value determination, and how and why the assumptions may vary from prior periods.  Refer to the Commission’s Sample Letters Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157.  The letters can be located using the link http://www.sec.gov/divisions/corpfin/guidance/fairvalue1tr0908.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalue1tr0308.htm.

Response:  Oglethorpe transferred its ARS from level 1 to level 3 under the fair value hierarchy for inputs into the valuation process set forth in Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”) because there was insufficient observable market information available to determine the fair value of such assets. Therefore, Oglethorpe determined the fair value of its ARS by using a discounted cash flow model.  The assumptions used in preparing the discounted cash flow model included estimates of, based on data available as of September 30, 2008, projected cash flows at current rates and adjusted for illiquidity premiums (which were based on discussions with market participants).  Based on this assessment of fair value, as of September 30, 2008, Oglethorpe determined there was a decline in the fair value of its ARS investments of approximately $4.8 million, which Oglethorpe deemed temporary and recorded in other comprehensive loss due to its intent and ability to hold these securities until it can realize the par value of such securities.  At September 30, 2008, Oglethorpe held ARS with maturity dates ranging from March 15, 2028 to December 31, 2049.  In future filings with the SEC, Oglethorpe will disclose the foregoing information regarding its ARS in the notes to its financial statements.(5)

(5) Below please find an example of the type of disclosure that Oglethorpe will include in the notes to its financial statements regarding its ARS.  Such example is based on Oglethorpe’s financial condition at September 30, 2008 and will vary based on Oglethorpe’s financial condition for the applicable reporting period.

“Based on market conditions including the failure of various auctions for auction rate securities in which Oglethorpe invested, Oglethorpe changed its valuation technique for auction rate securities to an income approach using a discounted cash flow model based on projected cash flows at current rates and adjusted for illiquidity premiums based on discussions with market participants.  Accordingly, these investments, which are included in long-term investments on the condensed balance sheet as their maturity dates are greater than one year from the balance sheet date, changed from Level 1 to Level 3 within SFAS 157’s three-tier fair value hierarchy for the period ended September 30, 2008.  At September 30, 2008, Oglethorpe held auction rate securities with maturity dates ranging from March 15, 2028 to December 31, 2049.

Based on the fair value determined from the discounted cash flow analysis, a temporary impairment was recorded in other comprehensive income. These investments were rated between Aaa to A3 by Moody’s and AAA to A by Standard & Poor’s as of September 30, 2008.  Therefore, it is expected that the investments will not be settled at a price less than par value.  Because Oglethorpe has the ability and intent to hold these investments until a recovery of its original investment value, it considered the investment to be temporarily impaired at September 30, 2008.”

In addition, Oglethorpe will add disclosure, as appropriate, substantially similar to the following with respect to its ARS in the MD&A section contained in periodic reports its files with the SEC:

“Because there was insufficient observable market information available to determine the fair value of Oglethorpe’s auction rate securities investments, Oglethorpe estimated the fair value of its auction rate securities investments using a discounted cash flow model.  The assumptions used in preparing the discounted cash flow model included estimates of, based on data available as of               , 200    , projected cash flows at current rates, and adjusted for illiquidity premiums (which were based on discussions with market participants).  The result was a reduction in the par value of its auction rate securities investments from $       million to $       million as of             , 200    .  The various assumptions Oglethorpe utilizes to determine the fair value of its auction rate securities investments will vary from period to period based on the prevailing economic conditions.  For example, if the market for Oglethorpe’s auction rate securities investments continues to deteriorate, Oglethorpe may need to increase the illiquidity premium used in preparing a discounted cash flow model for these securities.  Such an increase may result in a further decrease in the fair value of such securities.  In this regard, a 25 basis point increase in the illiquidity premium used to determine the fair value of Oglethorpe’s auction rate securities investments at               , 200     would have decreased the fair value of Oglethorpe’s auction rate securities investments by $       ).”(6)

*     *     *     *     *

Oglethorpe hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings.  Oglethorpe further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings.  Oglethorpe also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of Oglethorpe’s responses, please call me at 770.270.7168 or Herbert J. Short, our General Counsel, at 770.270.7912.

Sincerely,

/s/ Elizabeth B. Higgins

Elizabeth B. Higgins
Executive Vice President
& Chief Financial Officer

cc:           Herbert J. Short, Esq,

(6) As a point of reference, a 25 basis point increase in the illiquidity premium used to determine the fair value of Oglethorpe’s auction rate securities investments at September 30, 2008 would have decreased the fair value of Oglethorpe’s auction rate securities investments by approximately $1.3 million.